Exhibit 99.1

Neptune Announces Exclusive Licensing Agreement Between Sprout Foods and CoComelon®

  CoComelon® is the World's #1 Children's Entertainment & Education Show with Over 110 Million YouTube Subscribers
  CoComelon® Ranks #1 on YouTube with Nearly 9 Billion Views and Ranked #1 on Netflix
  Sprout is Ranked #5 Market Share Leader in Organic Baby Foods Category and Ranked #3 on Amazon

LAVAL, QC, June 9, 2021 /CNW/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced a multi-year licensing agreement between its Sprout Foods ("Sprout") organic baby and toddler foods and CoComelon®, the world's leading children's entertainment brand, owned and operated by Moonbug Entertainment. The licensing agreement was brokered by Moonbug's North American Licensing Agency, UTA and includes all North America. Product is expected in the summer of 2021. Terms of the deal were not disclosed.

Acquired by Neptune in February, Sprout was founded in 2006 and was an early innovator in the organic baby food market, driving category expansion and creating optionality for parents who want to feed their children delicious, organic foods. Combining this with Neptune's health and wellness platform will greatly elevate Sprout's efforts to make innovative, organic products accessible for today's healthy families. Today, Sprout is the #5 market share leader in the high-growth organic baby food category in North America and the #3 organic baby food brand on Amazon.

"I am thrilled to announce this arrangement with CoComelon, the number one children's show in North America," said Michael Cammarata, Chief Executive Officer and President of Neptune. "Since acquiring Sprout in February, we have already increased sales through expanding our distribution across Target stores in the United States, and we expect to add more national retailers. This agreement with CoComelon, through its unparalleled reach, should fuel additional dynamic growth for this leading organic baby food brand."

With more than 110 million subscribers worldwide, CoComelon is the #1 children's entertainment and educational show in the world claiming a #1 ranking on Youtube with its top three episodes generating nearly nine billion views around the world. Additionally, the show was #1 on Netflix and maintains a Top 10 ranking across all genres with the recent launch of Season 3.

Simon Philips, Senior In-House Advisor at Moonbug added, "Healthy living is a core part of what makes CoComelon a global family favorite, so are thrilled to be launching a partnership with Sprout, a leading North American organic baby food and toddler snack brand."

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers.

Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Sprout Food, Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion.

Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: www.neptunecorp.com.

About Moonbug Entertainment
Moonbug Entertainment is an award-winning global entertainment company providing values-based educational programming for children. Its popular kids' lineup includes global sensations CoComelon, Blippi, Little Baby Bum, My Magic Pet Morphle, Supa Strikas, Go Buster, Playtime with Twinkle, Gecko's Garage, ARPO and many more which are available in 27 languages.

In just two years, it has become a kids programming powerhouse with a library of more than 550 hours of content, which is distributed on more than 100 platforms globally, including YouTube, Netflix, Hulu, Amazon Prime Video, Sky, Tencent, Youku and Roku. In May of 2020, Tubular Labs named Moonbug one of the leading digital kids' entertainment companies in the world based on the total number of minutes watched worldwide.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein include, without limitation, statements about the fulfillment of purchase orders, the availability of products from Neptune's supplier, and the anticipated use of proceeds of the financing and other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Steve West, Vice President Investor Relations, investors@neptunecorp.com, 888 664-9166

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 09-JUN-21